SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-1 and Rule 13d-2)

(Amendment No. 4)*

CHINA XD PLASTICS COMPANY LIMITED

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)
63945X103

(CUSIP Number)

XD. Engineering Plastics Company Limited
Jie HAN
No. 9 Dalian North Road, Haping Road Centralized Industrial Park,
Harbin Development Zone,
Heilongjiang Province, P. R. China 150060
(86) 451-8434-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63945X103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): XD. Engineering Plastics Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,960,788
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,960,788
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,960,788 *
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.2% **
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	6,960,788 shares consist of 5,960,788 of Common Stock, par value $0.0001 per share (“Common Stock”), and 1,000,000 shares of outstanding Series B Preferred Stock, par value $0.0001 per share ("Series B Preferred Stock").

**	Based on 67,948,841 total issued share capital of the Company, including 66,948,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited's recently filed Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019.

CUSIP No. 63945X103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): JIE HAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,065,054
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 34,065,054
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,065,054*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.1% **
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*       34,065,054 shares consist of (a) 27,104,266 shares of Common Stock directly owned by Mr. Han and (b) 5,960,788 shares of Common Stock and 1,000,000 shares of Series B Preferred Stock beneficially owned by Mr. Han through his 100% ownership of XD. Engineering Plastics Company Limited.

**       Based on 67,948,841 total issued share capital of the Company, including 66,948,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited's recently filed Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019.

INTRODUCTORY NOTES

This amendment No. 4 (this "Amendment No. 4") is filed jointly by XD. Engineering Plastics Company Limited ("XD. Engineering") and Mr. Jie Han ("Mr. Han", together with XD. Engineering, the "Reporting Persons", and each a "Reporting Person"), with respect to China XD Plastics Company Limited (the "Company" or "Issuer").

This Amendment No. 4 amends and supplements the Schedule 13D filed on January 20, 2009 (“the Schedule 13D”), as previously amended and supplemented by Amendment No. 1 filed on July 7, 2011, Amendment No. 2 filed on September 29, 2011 and Amendment No. 3 filed on February 17, 2017 by the Reporting Persons. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby incorporated by reference to the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby incorporated by reference to the Schedule 13D.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 11, 2019, XD. Engineering, the Company entered into a Stock Purchase Agreement (as defined in ITEM 4) with each of certain employees and directors of the Company. Pursuant to the Sock Purchase Agreement, XD. Engineering purchased an aggregate of 554,923 shares of the Common Stock of the Company from certain employees and directors, at the purchase price of US$2.049. The Reporting Persons anticipate that, at the price of US$2.049 per share of the Company’s Common Stock, approximately US$1.1 million will be required for the purchase of 554,923 shares. It is anticipated that the required funding of the share purchases will be provided from Mr. Han’s personal fund.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 2, 2019, a Facility Agreement was entered between, among others, Xinda Holding (HK) Company Limited as borrower, certain guarantors parties and Industrial and Commercial Bank of China (Macau) Limited as common facility agent (as amended and/or supplemented from time to time, the “Facility Agreement”). Under clause 1.1 (Definitions), clause 4.1 (Conditions of Utilisation) and item 3(j) of schedule 2 (Conditions Precedent) of the Facility Agreement, Mr. Han is obliged to pledge 50.1% of the issued share capital of and equity interest in the Company to the Common Offshore Security Agent before delivering a Utilisation Request. Capitalized terms used but not defined in ITEM 4 shall have the meanings assigned to such terms in the Facility Agreement, copy of which is attached hereto as Exhibit 7.01.

As of November 30, 2019, Mr. Han beneficially owned 33,510,131 shares in the Company, representing approximately 49.3% of the of the issued share capital and equity interest in the Company (based on 66,948,841 outstanding shares of Common Stock and 1,000,000 outstanding shares of Series B Preferred Stock as of November 30, 2019). In order to meet the conditions required for the delivery of the Utilisation Request, on December 11, 2019, the Company, XD. Engineering (a company wholly owned by Mr. Han) and certain employees and directors of the Company entered into a series of Stock Purchase Agreements for the purchase of an aggregate of 554,923 Common Stocks, at the purchase price of US$2.049 per Common Stock (each a “Stock Purchase Agreement”). As of December 11, 2019, Mr. Han’s beneficially ownership increased to 34,065,054 shares in the Company, representing approximately 50.1% of the issued share capital and equity interest in the Company (based on 66,948,841 outstanding shares of Common Stock and 1,000,000 outstanding Series B Preferred Stock as of November 30, 2019, as set forth in the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 2019 filed with the Securities and Exchange Commission on November 14, 2019, and all calculations of beneficial ownership are made using this total.).

References to the Facility Agreement and the Stock Purchase Agreement in this Amendment No. 4 of Schedule 13D are qualified in their entirety by reference to the Facility Agreement and the Stock Purchase Agreement, copies of which are attached hereto as Exhibit 7.01 and Exhibit 7.02 and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following disclosure assumes that there are 67,948,841 shares issued and outstanding as of November 30, 2019, being the sum total of 66,948,841 shares of Common Stock outstanding and 1,000,000 Series B Preferred Stock outstanding as of November 30 ,2019, as set forth in the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 2019 filed with the Securities and Exchange Commission on November 14, 2019, and all calculations of beneficial ownership are made using this total.

5.1 XD. Engineering Plastics Company Limited

a) XD. Engineering Plastics Company Limited owns 5,960,788 shares of Common Stock of the Company and 1,000,000 shares of Series B Preferred Stock, representing 10.2% of the total issued share capital of the Company. The 1,000,000 shares of Series B Preferred Stock has a voting power equivalent to 40% of the total voting power of all Common Stock of the Company.

b) As to the 6,960,788 shares, XD. Engineering owns the following rights:

Sole Voting Power: 0

Shared Voting Power 6,960,788

Sole Dispositive Power: 0

Shared Dispositive Power: 6,960,788

On December 11, 2019, XD. Engineering, the Company entered into a Stock Purchase Agreement with each of certain employees and directors of the Company. Pursuant to the Sock Purchase Agreement, XD. Engineering purchased an aggregate of 554,923 shares of the Common Stock of the Company from certain employees and directors, at the purchase price of US$2.049. XD. Engineering’s beneficial ownership increased to 6,960,788, as of December 11, 2019.

5.2 Mr. Han Jie

a) Mr. Han Jie beneficially owns 34,065,054 shares of the Company, including a) 27,104,266 shares of Common Stock directly owned by Mr. Han and b) 5,960,788 shares of Common Stock and 1,000,000 shares of Series B Preferred Stock beneficially owned by Mr. Han through his 100% ownership of XD. Engineering Plastics Company Limited, representing 50.1% of the share capital of Company. The 1,000,000 shares of Series B Preferred Stock has a voting power equivalent to 40% of the total voting power of all Common Stock of the Company.

b) As to the 34,065,054 shares, Mr. Han owns the following rights:

Sole Voting Power: 34,065,054

Shared Voting Power: 0

Sole Dispositive Power: 34,065,054

Shared Dispositive Power: 0

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to supplement the following:

The descriptions of the principal terms of the Facility Agreement and the Stock Purchase Agreement under Item 4 are incorporated herein by reference in their entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01 Facility Agreement dated October 2, 2019.

Exhibit 7.02 Form Stock Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2019

XD. Engineering Plastics Company Limited

By: /s/ Jie HAN

Name: Jie HAN
Title: Authorized Signatory

Jie HAN
/s/ Jie HAN

Jie HAN